
FROM THE CAPTIVATING NOVEL SERIES
BY
NOVA
McBEE
CALCULATED
Destiny doesn't always add up
GLOBAL MOTION PICTURE AND STREAMING SERIES

DIVERGENT meets a present-day *COUNT OF MONTE CRISTO*

Josephine Rivers is a calculating prodigy with a nearly supernatural ability to look at the world through a purely mathematical lens, even at times predicting the future. After a betrayal by her own family when she's only 15, she's kidnapped and taken to China by the sinister Maxima, known as "Madame," who forces her to use her gift to increase her fortune. This marks the beginning of our hero's arduous journey, which sees her moved around Shanghai's criminal underground as others exploit her gift. Her only close company is older captive Hong Rui, nicknamed "Red," whose wisdom and support change how she views her own power and teaches her what she needs to survive. Now she's 17 and working for a wealthy man whose captivating son Kai starts to chip away at her emotional defenses. She has the fate of the world in her hands, thanks to her unique gifts, but she also craves vengeance against those who've wronged her. Can she save the world from a financial collapse and also bring her enemies down? And can she trust Kai enough to let him into her heart?

Investor 110% Return Plus 50% Profits Share Timeline



Month 108
Annual Earnings After 1st 5 years
~Investors Receive Annual Reports and Earnings Payments
ALL THE TIMES AND AMOUNTS IN THIS REPORT ARE FORECASTS. IT IS NOT POSSIBLE TO GUARANTEE THAT THESE ARE ACCURATE OR INDEED WILL EVER OCCUR.
Month 96
Earnings Estimates During 1st 5 years
~Investors get 50% of all Development Company profits from all revenue sources.
Month 38
Global Release
~Theatrical, Streaming, Television, Music and All Rights in their Respective Release Windows
~Investor's Receive Half of Development Company's Share
Month 22
Production Begins
~Production Funds Available
~Investor 110% Recovered $2.2 Million before filming begins.
Month 18
Studio & Global Distributors Set-Up
~Studio Approved Script Completed
~Studio Approved Director and Lead Actors Attached
~Production Cost Determined
~Production Collateral Set
~Production Bond Set
~Production Bank Loan Set
Month 1
Develoment Begins
~Minimum of at least $50k of $2 million funding completed before beginning
~If/When $2 million raise completes
Use of Funds:
~$500,000 Screenwriting
~$1.3 Million Director/Actor Attachments
~$200,000 Marketing/Legal/Overhead
One Door Studios 2020©

One Door Studios, LLC
www.Calculated.movie

CALCULATED DEVELOPMENT LLC
INVESTMENT PARTNER EXECUTIVE SUMMARY

Business Description:

We develop, produce and direct the distribution of *CALCULATED*, a global, wide-audience, studio-released motion picture scheduled to premiere in theaters the beginning of 2024. Investor returns come in two tranches: first, 110% of the investment just prior to the picture's production, forecasted to occur beginning of 2023 and paid from its bank production funding; then from 50% of the company's global net profits from the picture, its games, music, brand tie-ins and all other sources, forcasted to begin in the last half of 2024.

Management Team:

The Managing Partners have provided business, funding, distribution, development and production services for 23 motion pictures, television network series and specials, released through most major studios and some television networks, with combined production costs of over $470 million and global rights earnings exceeding $4 billion.

Partner Investment is $2 Million:

$2M provides 100% of *CALCULATED's* development capital inclusive of attaining its studio level script, retaining its studio level director and actors, securing its $45 million bank provided production funding and its global distribution and marketing relationships.

Investor 110% Return from Production and 50% of Company's Profits:

Investors receive a 110% ($2.2Million) return from *CALCULATED*'s bank-provided production budget. Investors also receive 50% of all the Company's profits which are derived from 50% of all *CALCULATED*'s profits paid to the Company. This investor share is forecasted to be between $13.7 Million and to $49.9 million during *CALCULATED*'s first 5 distribution years.

Investor Other Benefits:

Partners may join the producers during production, receive a screen credit, and have their own benefit premieres just prior to *CALCULATED's* release.

Calculated's Synopsis:


NOVA McBEE
CALCULATED
Destiny doesn't always add up

DIVERGENT meets
COUNT OF MONTE CRISTO

She has many names—Octavia, Double 8, Phoenix, Josephine. She's a math prodigy, a calculating genius and everyone wants her. In seventeen-year-old Jo River's complicated world of numbers, there's no such thing as coincidence. When she is betrayed by someone she loves, kidnapped by the world's most wanted smuggler, and forced to use her talent to shore up a criminal empire, Jo deems her gift a curse—until she meets Red. Fellow captive and unlikely sage, Red teaches Jo to harness her true potential, so she can do more than just escape. Before he dies, Red reveals a secret about her enemies and makes her vow to right his wrongs. But Jo has a vow of her own. With help from Chan, a bitter billionaire, and Kai, his off-limits son, Jo rises into a new role, ready to take down those who ruined her life, until a mathematical error comes back to haunt her with a threat much more dangerous than the criminals on the loose. To beat the odds, Jo must decide who she really is and if risking everything is worth it. After all, history is not made—it's calculated. *This theatrically-premiered contemporary young adult action/adventure will be lensed in the US and China. Slated for release end of 2024.* Earnings to Cost Ratio – 4.8:1. **THESE ARE FORWARD LOOKING FORECASTS. THERE IS NO GUARANTEE THESE WILL BE ATTAINED OR THAT THERE WILL BE ANY EARNINGS.**


Net ROI
583%
1254%
1875%
2386%
Gross Return: $13.7M $25M $37.5M $49.9M
50% Profits: $11.5M $22.9M $35.3M $47.7M
Priority Return: $2.2M $2.2M $2.2M $2.2M
LOW MID HIGH BREAKOUT

Only Investors Able to Bear the Entire Loss of Their Investment Should Consider Participating